UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

STATE NATIONAL COMPANIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class Securities)

85711T107
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85711T107	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSONS. Indaba Capital Management, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 2,198,496
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,198,496
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,496
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.97% (1)
12	Type of Reporting Person (See Instructions) IA

(1)
Calculation of the foregoing percentage is based on 44,247,102 shares of common stock, par value $0.001 per share (the “Common Stock”), of State National Companies, Inc. (the “Issuer”) based on information provided by the Issuer in its Form 10-Q filed on November 18, 2014.

CUSIP No. 85711T107	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSONS. Indaba Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 2,198,496
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,198,496
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,496
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.97% (1)
12	Type of Reporting Person (See Instructions) OO

(1)	Calculation of the foregoing percentage is based on 44,247,102 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 18, 2014.

CUSIP No. 85711T107	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSONS. IC GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 2,198,496
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,198,496
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,496
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.97% (1)
12	Type of Reporting Person (See Instructions) OO

(1)	Calculation of the foregoing percentage is based on 44,247,102 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 18, 2014.

CUSIP No. 85711T107	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSONS. Indaba Capital Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 2,198,496
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,198,496
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,496
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.97% (1)
12	Type of Reporting Person (See Instructions) PN

(1)	Calculation of the foregoing percentage is based on 44,247,102 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 18, 2014.

CUSIP No. 85711T107	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSONS. Derek C. Schrier I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 2,198,496
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,198,496
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,496
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.97% (1)
12	Type of Reporting Person (See Instructions) IN

(1)	Calculation of the foregoing percentage is based on 44,247,102 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 18, 2014.

CUSIP No. 85711T107	SCHEDULE 13G	Page 7 of 11

 Item 1.

(a)	Name of Issuer
State National Companies, Inc.
(b)	Address of Issuer’s Principal Executive Offices
1900 L. Don Dodson Drive, Bedford, Texas 76021
Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed jointly on behalf of:
(i) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"),
(ii) Indaba Capital Management, L.P., a Delaware limited partnership, and the Fund's investment manager (the "Investment Manager"),
(iii) Indaba Partners, LLC, a Delaware limited liability company, and the Fund's sole general partner (the "General Partner"),
(iv) IC GP, LLC, a Delaware limited liability company, and the Investment Manager’s sole general partner (“IC GP”), and
(v) Derek C. Schrier, a United States citizen and the Managing Member of IC GP and the Senior Managing Member of the General Partner (the "Senior Managing Member" and, collectively with the Investment Manager, the General Partner, IC GP and the Fund, the "Reporting Persons").

(b)	Address of Principal Business office or, if None, Residence

The business address of each of the Investment Manager, the General Partner, IC GP and the Senior Managing Member is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA. The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c)	Citizenship

The Investment Manager is a Delaware limited partnership, each of IC GP and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership. The Senior Managing Member is a United States citizen.

(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
85711T107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[	]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

CUSIP No. 85711T107	SCHEDULE 13G	Page 8 of 11

(f)	[	]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[	]	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership
(a) Amount beneficially owned:

As of February 13, 2015, the Reporting Persons beneficially own the shares of Common Stock referenced in Item 9 of the cover page pertaining to each Reporting Person and such Item 9 disclosure is incorporated herein by reference.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(b) Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii) Shared power to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

CUSIP No. 85711T107	SCHEDULE 13G	Page 9 of 11

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85711T107	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2015

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

EXHIBIT INDEX
Exhibit                      Description

99.1                           Joint Filing Agreement by and among the Reporting Persons

CUSIP No. 85711T107	SCHEDULE 13G	Page 11 of 11

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  February 17, 2015

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER